UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

KEMET CORPORATION
(NAME OF FILING PERSON (ISSUER))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$70,415,625	$3,931

(*)         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, at the tender offer price of $400 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,931	Filing party:	KEMET Corporation
Form or Registration No.: SC TO-I	Date filed:	May 5, 2009

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.25% Convertible Senior Notes due 2026 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2009, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2009, by Amendment No. 2 to the Schedule TO filed by the Company with the SEC on June 3, 2009, by Amendment No. 3 to the Schedule TO filed by the Company with the SEC on June 8, 2009 and by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All references herein to page numbers and sections in the Offer to Purchase refer to page numbers and sections in that document as it was filed with the SEC as exhibit (a)(1)(i) to the Schedule TO on May 5, 2009.

Item 1.            Summary Term Sheet.

The Offer to Purchase, the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following language thereto:

“As set forth in the Offer to Purchase, certain covenant provisions of  the Company’s credit agreements with UniCredit Corporate Banking S.p.A. (“UniCredit”) have been modified, subject to the successful completion of the Tender Offer. If the Tender Offer is successful, the Company believes that it will be in compliance with these modified covenants at June 30, 2009 and September 30, 2009. If the Tender Offer is not successful, these modifications will become ineffective and the original financial covenants will be reinstated. In such event, the Company believes there is a possibility that it will not be in compliance with the original covenants at June 30, 2009, and expects that it will not be in compliance with the original covenants at September 30, 2009. If the Company is not able to successfully renegotiate these covenants, the Company would not be able to pay the balances due and would therefore be in default on the UniCredit €60 million credit facility with a maturity date of April 1, 2013 and  the UniCredit €35 million credit facility with a maturity date of July 1, 2011. Further, a failure by the Company to either repay the UniCredit facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately. The Company does not currently have the ability to repay the UniCredit facilities or the Notes. In such event, the failure to successfully renegotiate the UniCredit covenants would have a material adverse effect on the Company’s business, results of operations, financial position, and liquidity and cast doubt on the Company’s ability to continue as a going concern. Aside from the matter of covenant compliance, the Company currently forecasts that its operating plans will enable it to generate sufficient cash flow from operations to satisfy its cash flow requirements for operations and debt service throughout at least the remainder of fiscal year 2010. However, there are risks and uncertainties associated with the Company’s forecasts and there can be no assurance that it will be successful in generating the required levels of liquidity.”

Item 6.           Purposes of the Transaction and Plans or Proposals.

The information provided in Item 1 is incorporated herein by reference into this Item 6.

Item 11.          Additional Information.

(b)         Other Material Information. Item 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(i)   The second paragraph under the caption “SUMMARY TERM SHEET—Certain Consequences to All Holders of Notes upon Failure of the Tender Offer and the Related Transactions” on page 5 is amended by inserting the following sentence after the first sentence thereto:

“In such event, we believe there is a possibility that we will not be in compliance with the original covenants to the UniCredit Facilities at June 30, 2009, and expect that we will not be in compliance with the original covenants at September 30, 2009. If we are not able to successfully renegotiate these covenants, we would not be able to pay the balances due and would therefore be in default on Facility A and Facility B with UniCredit. Further, a failure to either repay the UniCredit Facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately. We do not currently have the ability to repay the UniCredit Facilities or the Notes. In such event, the failure to successfully renegotiate the covenants to the UniCredit Facilities would have a material adverse effect on our business, results of operations, financial position, and liquidity and cast doubt on our ability to continue as a going concern.”

(ii)   The second paragraph under the caption “ANSWERS TO QUESTIONS YOU MAY HAVE— What consequences will arise if the tender offer and the related transactions are not successful?” on page 9 is amended by inserting the following sentence after the fourth sentence thereto:

“In such event, we believe there is a possibility that we will not be in compliance with the original covenants to the UniCredit Facilities at June 30, 2009, and expect that we will not be in compliance with the original covenants at September 30, 2009. If we are not able to successfully renegotiate these covenants, we would not be able to pay the balances due and would therefore be in default on Facility A and Facility B with UniCredit. Further, a failure to either repay the UniCredit Facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately. We do not currently have the ability to repay the UniCredit Facilities or the Notes. In such event, the failure to successfully renegotiate the covenants to the UniCredit Facilities would have a material adverse effect on our business, results of operations, financial position, and liquidity and cast doubt on our ability to continue as a going concern.”

(iii)   The fourth paragraph under the caption “KEMET—Background to the Tender Offer” on page 14 is amended by inserting the following sentence after the fourth sentence thereto:

“In such event, we believe there is a possibility that we will not be in compliance with the original covenants to the UniCredit Facilities at June 30, 2009, and expect that we will not be in compliance with the original covenants at September 30, 2009. If we are not able to successfully renegotiate these covenants, we would not be able to pay the balances due and would therefore be in default on Facility A and Facility B with UniCredit. Further, a failure to either repay the UniCredit Facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately. We do not currently have the ability to repay the UniCredit Facilities or the Notes. In such event, the failure to successfully renegotiate the covenants to the UniCredit Facilities would have a material adverse effect on our business, results of operations, financial position, and liquidity and cast doubt on our ability to continue as a going concern.”

(iv)   The first paragraph under the caption “PURPOSE OF THE TENDER OFFER” on page 18 is amended by inserting the following sentence after the fourth sentence thereto:

“In such event, we believe there is a possibility that we will not be in compliance with the original covenants to the UniCredit Facilities at June 30, 2009, and expect that we will not be in compliance with the original covenants at September 30, 2009. If we are not able to successfully renegotiate these covenants, we would not be able to pay the balances due and would therefore be in default on Facility A and Facility B with UniCredit. Further, a failure to either repay the UniCredit Facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately. We do not currently have the ability to repay the UniCredit Facilities or the Notes. In such event, the failure to successfully renegotiate the covenants to the UniCredit Facilities would have a material adverse effect on our business, results of operations, financial position, and liquidity and cast doubt on our ability to continue as a going concern.”

(v)   The second subheading to the first paragraph under the caption “CERTAIN CONSEQUENCES TO ALL HOLDERS OF NOTES UPON FAILURE OF THE TENDER OFFER AND THE RELATED TRANSACTIONS” on page 26 is amended by inserting the following sentence after the fourth sentence thereto:

“In such event, we believe there is a possibility that we will not be in compliance with the original covenants to the UniCredit Facilities at June 30, 2009, and expect that we will not be in compliance with the original covenants at September 30, 2009. If we are not able to successfully renegotiate these covenants, we would not be able to pay the balances due and would therefore be in default on Facility A and Facility B with UniCredit. Further, a failure to either repay the UniCredit Facilities when due, or the absence of a modification of such repayment terms or covenants by UniCredit, within 30 days of default, would allow the holders of the Notes to declare the Notes due and payable immediately. We do not currently have the ability to repay the UniCredit Facilities or the Notes. In such event, the failure to successfully renegotiate the covenants to the UniCredit Facilities would have a material adverse effect on our business, results of operations, financial position, and liquidity and cast doubt on our ability to continue as a going concern.”

(vi)   The first bullet point in the second paragraph under the caption “AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE” on page 33 of the Offer to Purchase is hereby amended by deleting the bullet point in its entirety and replacing it as follows:

•                  Annual Report on Form 10-K for the year ended March 31, 2008 and Notification of Late Filing on Form 12b-25, which were filed with the SEC on June 16, 2008 and June 15, 2009, respectively;

Item 12.          Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(d)(12)	Amendment Agreement to the Credit Line Agreement entered into on October 3, 2007 by and between UniCredit Corporate Banking S.p.A. and the Company, dated April 30, 2009.
(d)(13)	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated May 25, 2009.
(d)(14)	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009.
(d)(15)	Commitment Letter to the Company by UniCredit Corporate Banking S.p.A., dated April 30, 2009.
(d)(16)	Amendment to the Loan Agreement by and between UniCredit Corporate Banking S.p.A. and the Company Related to the Kemet Loan Agreement, dated April 30, 2009 (English translation).
(d)(17)	Amendment to the Amendment Deed entered into on April 30, 2009 by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009 (English translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated May 5, 2009.
(a)(6)*	Press Release, dated June 3, 2009.
(a)(7)*	Press Release, dated June 8, 2009.
(b)(1)*	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)*	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)*	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)*	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)*	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)*	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)*	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(d)(12)**	Amendment Agreement to the Credit Line Agreement entered into on October 3, 2007 by and between UniCredit Corporate Banking S.p.A. and the Company, dated April 30, 2009.
(d)(13) **	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated May 25, 2009.
(d)(14) **	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009.
(d)(15) **	Commitment Letter to the Company by UniCredit Corporate Banking S.p.A., dated April 30, 2009.
(d)(16) **	Amendment to the Loan Agreement by and between UniCredit Corporate Banking S.p.A. and the Company Related to the Kemet Loan Agreement, dated April 30, 2009 (English translation).

(d)(17) **	Amendment to the Amendment Deed entered into on April 30, 2009 by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009 (English translation).
(g)	None.
(h)	None.

*                      Previously filed.

**                    Filed herewith.